

May 11, 2009

Mr. Mark S. Zouvas
Chief Executive Officer
ReoStar Energy Corporation
3880 Hulen Street, Suite 500
Fort Worth, TX 76107

> **Re: ReoStar Energy Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended March 31, 2008**
> **Filed July 23, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 13, 2009**
> **Response Letter Dated April 21, 2009**
> **File No. 000-52316**

Dear Mr. Zouvas:

        We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A (Amendment #1) for the Fiscal Year Ended March 31, 2008

Consolidated Statements of Cash Flows, page F-6

1.   In your response to our prior comment number five, we note you have included subtotals within your proposed statement of cash flows. (For example, your operating cash flow reconciliation begins from the subtotal "net income before discontinued operations." Additionally, you have included subtotals in the operating, investing and financing categories of your cash flows before the cash flows attributed to discontinued operations.) The use of these subtotals is not contemplated within FAS 95. Therefore, please modify your presentation accordingly and provide us with a sample of your proposed modified disclosure.

Note 2 – Summary of Significant Accounting Policies, page F-8

2.   In your proposed expanded disclosure in response to our prior comment number seven we note you account for drilling and equipping injection wells as development costs. Please confirm for us, if true, that the wells for which the drilling and injection equipment costs have been capitalized as development costs were in the development stage (i.e. they have proven secondary or tertiary reserves pursuant to Rule 4-10 of Regulation S-X) at the time these costs were incurred.

Furthermore, please confirm to us that successful testing by a pilot project, or the operation of an installed program in the reservoir, or an appropriate geologic analogy, provides support for the engineering analysis on which your development-stage determination has been made. Refer to Rule 4-10(a)(2)(ii) of Regulation S-X.

Please expand your proposed disclosure to address this comment, and provide us with a sample of your proposed expanded disclosure.

3.   We note in your proposed expanded disclosure in response to our prior comment number seven that "the cost of the chemicals injected in the surfactant polymer flood, the cost of injecting the chemicals, and the cost of monitoring the well pressures and injected chemical recovery are classified as lease operating expenses and are expensed when incurred." To the extent these costs are incurred for wells that are in the development stage, we are not in a position to agree that these costs should be excluded from capitalized development costs. Please refer to paragraph 21.d of FAS 19. The costs of monitoring and maintaining optimal surfactant polymer operations should not be categorized as a cost of oil and gas produced prior to entering the production stage. Please modify your accounting policy and related disclosure accordingly, or tell us why you believe paragraph 21.d is not applicable. Please provide us a sample of the proposed modified disclosure and also tell us the impact that your prior accounting methodology has had on your previously-reported financial statement amounts.

Asset Retirement Obligation, page F-11

4.   From your response to our prior comment number nine it appears you have setoff the Barnett asset salvage values against the Barnett asset retirement obligation liabilities. We are not in a position to agree that the right of setoff exists so as to allow the net presentation of these asset and liability balances. Refer to paragraph 5 of FIN 39. Please modify your presentation to recognize the salvage values of

your long-lived assets separately from your asset retirement obligations, or tell us why you believe this presentation is not appropriate.

Furthermore, we note from your response you intend to begin to recognize your asset retirement obligation when the last identified potential productive zone is recompleted. Paragraph 3 of FAS 143 states "An entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made." Please tell us how your intended recognition is consistent with this guidance.

5. In your response to our prior comment number nine you conclude your Corsicana asset retirement obligations (AROs) are immaterial based on a single quantitative consideration which you have determined "is below the materiality threshold under SAB Topic 1.M." Please note that SAB Topic 1.M states "quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations." Based on your response, we are not in a position to agree that the amount of unrecognized ARO is immaterial. Please provide us with your complete assessment of materiality in accordance with SAB Topic 1.M.

Please ensure your materiality assessment considers the materiality of all of your AROs (including the Barnett AROs discussed in the preceding comment above) and all other identified unadjusted errors. Refer to SAB Topic 1.N. Please also ensure your assessment considers the materiality for each discrete financial statement period (including interim periods) as well as the cumulative carryover and reversing effect of prior period amounts. In your response to this comment, please provide us a sample of your omitted disclosures in accordance with paragraph 22 of FAS 143.

Engineering Comments on Form 10-KSB for the Fiscal Year Ended March 31, 2008

Production, Revenues and Price History, page 3

6. We have reviewed your response to prior comment 20. In your proposed disclosure please clearly indicate whether or not Lease Operating Expenses include production taxes. If they do not, please include these as another line item.

Risk Factors, page 8

7.   We have reviewed your response to prior comment 21. Please include in the risk
        factor you actual costs per barrel plus production taxes in 2008 in your EOR
        fields.

Description of Properties, page 13

Barnett Shale, page 13

8.   We have reviewed your response to prior comment 22. Please remove the
        reported proved gas reserves for the entire Barnet Shale formation. These do not
        appear to represent proved reserves net to your interest and there is no indication
        that these reserves were determined using Rule 4-10(a) of Regulation S-X.

Corsicana Field, page 14

9.   Pease tell us who the operator is of the ASP project. Additionally, please tell us
        the current status of this project and your net interest in the project.

10.   We note your statement that a service company determined from your core
        samples that your property may be successfully flooded by ASP chemicals. It
        continues to be unclear how a service company in the business of selling
        chemicals for improved recovery is in a position to make such a determination.
        Please tell us if the proved reserves that you have reported from this project are
        from a pilot project or from the full project.

11.   Please tell us what impact the large drop in oil prices over the last year has had on
        the status of this ASP project and on the economics of this project. Please provide
        us with documentation in sufficient detail that demonstrates that the operator and
        all the major partners have agreed to go forward with the project at these reduced
        oil prices.

Proven Reserves, page 14

12.   We have reviewed your responses to prior comments 26 and 27. Please retain the
        disclosure that you have proposed to remove and, as previously stated, expand the
        disclosure to include the definition of proved reserves as found in Rule 4-10(a) of
        Regulation S-K as well as the information required by SFAS 69.

Capital Requirements, page 21

13.   We note that you only plan to budget $3.5 million for the expansion of the
       Corsicana ASP project in 2009. We also note that your Standardized Measure
       estimate reports that you will need over $120 million in development capital to
       develop your total proved undeveloped reserves and will need over $96 million to
       develop the undeveloped reserves in the Corsicana Field. It appears that you need
       to modify your disclosure to include the total estimated capital you will need and
       how you plan to raise these funds. We note in the last three years you have only
       spent a total of $697,000 on development costs. Please also indicate how your
       development spending will impact the timing of the development of your
       undeveloped reserves.

14.   Please describe to us your development plans in 2009 for the ASP project and the
       work accomplished to date in 2009.

Supplemental Information on Oil and Gas Production Activities, page F-17

Estimated Quantities of Proved Oil and Gas Reserves, page F-17

15.   We have reviewed your response and proposed disclosure to prior comment
       number 29. As previously requested, please provide a detailed explanation for
       each significant change in the itemized category of changes. Please see paragraph
       11 of SFAS 69.

16.   Please tell us who determined the reserve estimate for FY 2007. Tell us the
       amount of oil and gas they estimated in the total proved reserve case in the 2007
       reserve report you would produce in FY 2008. Please reconcile any major
       differences between the forecasted amounts and the actual amounts and provide a
       satisfactory explanation of significant differences.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

You may contact James Giugliano at (202) 551-3319, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief